GCM Grosvenor Inc.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

July 7, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	GCM Grosvenor Inc. Registration Statement on Form S-3 (Registration No. 333-288378)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-288378) (the “Registration Statement”) of GCM Grosvenor Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 9, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Sincerely,

GCM Grosvenor Inc.

By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	General Counsel

cc:	Maria Lennox, GCM Grosvenor Inc.
Drew Capurro, Latham & Watkins LLP